SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF)# 00.108.786/0001-65
Corporate Registry ID (NIRE)#35.300.177.240
Publicly-held company
Rua Verbo Divino nº 1356 - 1º andar, São Paulo-SP

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (Company or NET), a publicly-held company, headquartered in the City and State of São Paulo, at Rua Verbo Divino nº 1.356 - 1º andar, Chácara Santo Antônio, under the corporate taxpayer’s ID (CNPJ/MF) # 00.108.786/0001 -65, publicly announces, under the terms of Instruction # 358/02 issued by CVM – The Brazilian Securities Commission, that at the Extraordinary General Meeting, held on April 28th, 2006, the shareholders approved the reverse split of each lot of fifteen (15) shares to one (1) share.

In conjunction with the reverse split on the preferred shares, the ADR ratio will be changed from one (1) ADR to ten (10) preferred shares to a new ratio of one (1) ADR to one (1) preferred share. Also, the units traded at Latibex (“trading unit”) ratio will be changed from one (1) trading unit to ten (10) preferred shares to a new ratio of one (1) trading unit to one (1) preferred share. The effective date of the ratio change is expected to be August 1, 2006.

As a result of the events mentioned above, registered holders of ADR certificates will be required to exchange their existing ADSs for new ADSs on the basis of two (2) new ADSs for every three (3) ADSs surrendered, effective August 1, 2006. JPMorgan, as Depositary, expects to be in a position to distribute the new ADSs to DTC on or around August 4, 2006. JPMorgan’s issuance and cancellation books will be closed from the close of business July 28, 2006 until the close of business August 4, 2006.

If the aggregate number of ADSs or trading unit to which a holder is entitled results in a fractional ADS or trading unit, such fractions will be sold, if possible, and the net proceeds, if any, will be distributed to such holder.

NET’s total shares will be of 267,987,468 (two hundred sixty seven million, nine hundred eighty seven thousand, four hundred sixty eight) shares, out of which 109,320,070 (one hundred nine million, three hundred twenty thousand, seventy) nominative common shares and 158,667,398 (one hundred fifty eight million, six hundred sixty seven thousand, three hundred ninety eight) nominative preferred shares, after the reverse split.

São Paulo, July 17, 2006.

Leonardo P. Gomes Pereira
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.